                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
          13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13D-2(a)
                                (Amendment No. 5)

                            Energy West, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29274A-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Fl.,
                      Cleveland, OH 44114, (216) 696-8700
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 16, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 29274A-10-5                                               PAGE 2 OF 5

  --------- --------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Turkey Vulture Fund XIII, Ltd.
  --------- --------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [_]
                                                                        (b) [X]

  --------- --------------------------------------------------------------------
     3      SEC USE ONLY


  --------- --------------------------------------------------------------------
     4      SOURCE OF FUNDS


  --------- --------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                           [_]
  --------- --------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
  --------- --------------------------------------------------------------------
               NUMBER OF             7   SOLE VOTING POWER

                SHARES                   166,358

             BENEFICIALLY          ----- ---------------------------------------
                                     8   SHARED VOTING POWER
               OWNED BY

                 EACH              ----- ---------------------------------------
                                     9   SOLE DISPOSITIVE POWER
               REPORTING
                                         166,358
                PERSON             ----- ---------------------------------------
                                    10   SHARED DISPOSITIVE POWER
                 WITH
  --------- --------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            166,358
  --------- --------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [_]

  --------- --------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.41%
  --------- --------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            OO
  --------- --------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 29274A-10-5                                               PAGE 3 OF 5


  --------- --------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J. Michael Gorman
  --------- --------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                                       (b)  [_]

  --------- --------------------------------------------------------------------
     3      SEC USE ONLY


  --------- --------------------------------------------------------------------
     4      SOURCE OF FUNDS


  --------- --------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                           [_]

  --------- --------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
  ------------------------------------------------------------------------------
               NUMBER OF                   7      SOLE VOTING POWER

                SHARES                            92,560

             BENEFICIALLY              ---------- ---------- -------------------
                                           8 SHARED VOTING POWER
               OWNED BY

                 EACH                  ---------- ---------- -------------------
                                           9 SOLE DISPOSITIVE POWER
               REPORTING
                                                  92,560
                PERSON                 ---------- ---------- -------------------
                                          10 SHARED DISPOSITIVE POWER
                 WITH
  --------- --------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            92,560
  --------- --------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [_]

  --------- --------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.57%
  --------- --------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            IN
  --------- --------------------------------------------------------------------

       This Amendment No. 5 to Schedule 13D (this "Amendment") is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund") of which Richard M. Osborne is the sole Manager, and J. Michael Gorman relating to shares of common stock, par value $0.15 per share (the "Shares"), of Energy West, Incorporated, a Montana corporation ("Energy West").


ITEM 4.       PURPOSE OF THE TRANSACTION.

       Item 4 of Schedule 13D is amended and supplemented as follows:

       On October 16, 2003, the Committee to Re-Energize Energy West (the "Committee"), of which Mr. Osborne and Mr. Gorman are members, filed a definitive proxy statement with the Securities and Exchange Commission in connection with the Committee's solicitation of proxies to be used at the 2003 annual meeting of shareholders of Energy West, scheduled to be held on November 12, 2003, to help to elect three directors to Energy West's Board of Directors (the "Board"). Prior to the formation of the Committee, the Fund provided notice to Energy West on July 30, 2003 that it intended to nominate five directors to the Board, including Mr. Gorman. However, at this time the Committee only intends to nominate Lawrence P. Haren, Richard M. Osborne and Thomas J. Smith for election to the Board. The Committee's proxy materials were mailed to shareholders of Energy West on or shortly after October 17, 2003.

       This Amendment is filed to report the plans and activities of the Fund and Mr. Gorman as members of the Committee. However, due to the termination of the voting agreement between the Fund and Mr. Gorman as more fully described in Amendment No. 4 to Schedule 13D filed on October 14, 2003 with the Securities and Exchange Commission, the Fund and Mr. Gorman no longer affirm the existence of a group.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

       7.1  Joint Filing Agreement, incorporated by reference to Exhibit 7.1 to
            Schedule 13D Statement, dated June 18, 2003, filed on behalf of the Turkey Vulture Fund XIII, Ltd. and J. Michael Gorman

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 21, 2003

                                      TURKEY VULTURE FUND XIII, LTD.


                                      /s/ Richard M. Osborne
                                      -----------------------------------
                                      Richard M. Osborne, Manager


                                      /s/ J. Michael Gorman
                                      -----------------------------------
                                      J. Michael Gorman




                                  Page 5 of 5